SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated May 26, 2011 filed by the Company with the Comisión Nacional de Valores.

By letter dated May 26, 2011, the Company reported the following Summary of the resolutions adopted at the General Shareholder’s Meeting held on such date:

ONE: APPOINTMENT OF TWO SHAREHOLDERS TO UNDERSIGN THE MINUTES OF THE MEETING

The shareholders’ meeting approved by a majority of votes the appointment of the representatives of shareholders The Bank of New York Mellon and CRESUD SACIF y A for them to approve and sign the minutes of the Meeting.-

TWO: WITHIN THE FRAMEWORK OF THE CAPITAL STOCK INCREASE TO BE CONSIDERED BY THE SHAREHOLDERS’ MEETING OF ALTO PALERMO S.A. (APSA), DISCUSSION OF THE ALTERNATIVES AVAILABLE IN CONNECTION WITH THE CONVEYANCE OF THE CONVERTIBLE NOTES (OBLIGACIONES NEGOCIABLES) ISSUED BY APSA AND MATURING IN THE YEAR 2014, SUBJECT TO THE CONSUMMATION OF APSA’S CAPITAL INCREASE. CONSIDERATION, IF APPLICABLE, OF SAID ALTERNATIVES, INCLUDING, WITHOUT LIMITATION, A REPURCHASE OFFER AND ESTABLISHMENT OF THE MINIMUM AND MAXIMUM LIMITS FOR SUCH CONVEYANCE, COURSE OF ACTION IN THE EVENT OF A CALL TO A NOTEHOLDERS’ MEETING FOR AMENDING ONE OR MORE TERMS AND CONDITIONS OF THE ISSUANCE. DELEGATIONS AND AUTHORIZATIONS.

The shareholders’ meeting approved by a majority of votes the sale, assignment and transfer of the Convertible Notes issued by APSA due 2014, accepting the proposal made by APSA and duly reported to the market and fixed the minimum conditions for accepting the offer, with such acceptance being contingent upon the consummation of Alto Palermo SA’s capital stock increase.

THREE: GIVEN THE DECISION MADE BY OUR CONTROLLED COMPANY, ALTO PALERMO S.A. (APSA) TO RE-OPEN ITS CAPITAL STOCK, AS RESOLVED BY ITS SHAREHOLDERS’ MEETING CALLED FOR MAY 26, 2011, CONSIDERATION OF THE PROCEDURE TO BE FOLLOWED BY IRSA VIS-Á-VIS THE AVAILABILITY OF ITS CURRENT PREEMPTIVE RIGHT AND ACCRETION RIGHT, IN A MANNER SUCH TO FACILITATE SUCH RE-OPENING WITHOUT IRSA LOSING ITS CAPACITY AS CONTROLLING SHAREHOLDER. ALTERNATIVES TO BE CONSIDERED AS REGARD A SALE, ASSIGNMENT OR ANY OTHER TYPE OF CONVENYANCE, FOR VALUABLE CONSIDERATION OR NOT, AND ITS VARIOUS MANNERS AND MODALITIES, IN CONNECTION WITH THE PREEMPTIVE AND ACCRETION RIGHTS, LEADING TO THE CONSUMMATION OF APSA’S CAPITAL STOCK RE-OPENING. DELEGATIONS AND AUTHORIZATIONS.

The shareholders’ meeting approved by a majority of votes the Board of Directors’ proposal in connection with the conveyance of the preemptive right and accretion right with respect to APSA, and accordingly, the total or partial assignment, for no consideration, and in different tranches or on a one-off basis of the preemptive right and accretion right, with respect to its interest in APSA to the banks acting as underwriters, with such assignment being contingent upon IRSA’s keeping its controlling interest in APSA. -

FOUR: DELEGATION TO THE BOARD OF DIRECTORS OF THE MANNER OF STRUCTURING THE MOTIONS AND GRANT OF A POWER OF ATTORNEY TO TAKE PLACE DURING APSA’S SHAREHOLDERS’ MEETING AND/OR DURING A POSSIBLE ADJOURNMENT THEREOF, AS MENTIONED IN THE APPLICABLE POINT OF THE AGENDA AND AS REGARDS ITS CAPITAL STOCK INCREASE. DELEGATIONS AND AUTHORIZATIONS.-

The shareholders’ meeting resolved by a majority of votes to motion and cast an affirmative vote at APSA’s Shareholders’ Meeting in accordance with the resolutions adopted therein.

FIVE: CONSIDERATION OF THE PAYMENT OF A CASH DIVIDEND DERIVED FROM ACCUMULATED RETAINED EARNINGS AS OF JUNE 30, 2010 AND/OR TOTAL OR PARTIAL REVERSAL OF VOLUNTARY RESERVES, AS DECIDED BY THE SHAREHOLDERS’ MEETING. DELEGATION TO THE BOARD OF DIRECTORS AND AUTHORIZATIONS. -PARAGRAPH OF ADMINISTRATION.

The shareholders’ meeting approved by a majority of votes the payment of a cash dividend charged to the balance of the Accumulated Retained Earnings’ account as of June 30, 2010, for the amount of Ps. 100,000,000 (ARGENTINE PESOS ONE HUNDRED MILLION), within the legally enforceable term.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang Title: Vice Chairman of the Board of Directors

Dated: May 27, 2011